Filed by Securitize Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cantor Equity Partners II, Inc.

Commission File No. 001-42630

Subject Company: Securitize, Inc.

Commission File No. 333-293022-01

 Date: April 8, 2026

As previously disclosed, on October 27, 2025, Cantor Equity Partners II, Inc. (“CEPT”), a Cayman Islands exempted company, and Securitize, Inc., a Delaware corporation (“Securitize”), entered into a Business Combination Agreement (the “Business Combination Agreement”), with Securitize Holdings, Inc., a Delaware corporation (“Pubco”), Pinecrest Merger Sub, a Cayman Islands exempted company (“CEPT Merger Sub”) and Senna Merger Sub, Inc., a Delaware corporation (“Securitize Merger Sub”).

On April 8, 2026, Securitize published the following press release on PRNewswire and Securitize.io:

Securitize Tokenizes Nasdaq-Listed Currenc Group Inc. Ordinary Shares

Currenc ordinary shares launch on Ethereum and Solana, unlocking a new platform for public equity onchain

MIAMI and SINGAPORE, April 8, 2026 /PRNewswire/ -- Securitize (which has announced a proposed business combination with Cantor Equity Partners II, Inc. (Nasdaq: CEPT)), the leader in real-world asset tokenization, today announced that Currenc Group Inc. (Nasdaq: CURR) has tokenized its ordinary shares on the Securitize platform, bringing tokenized public company shares onchain across both Ethereum and Solana.

By bringing its ordinary shares onchain, Currenc is advancing an existing model for public markets in which shares are not only digitally represented, but potentially more functional within a modern financial system. Tokenized Currenc ordinary shares are expected to offer broader convenience, including 24/7 trading, lower-cost transactions, fractional ownership, and integration with decentralized finance infrastructure and algorithmic strategies.

"By bringing Currenc shares onchain, we are working toward a model where shareholders could access 24/7 markets, participate globally, use their holdings more efficiently, and potentially unlock new forms of utility including collateralization and automated trading," said Alex Kong, Founder and Chief Executive Officer of Currenc Group.  "We believe this is an important step toward a more open and functional future for public markets."

"With Currenc, we are continuing to show what issuer-led tokenization can look like when the token represents the real security and the company is actively involved in the process," said Carlos Domingo, Co-Founder and CEO of Securitize. "This is about more than putting shares on a blockchain. We are working toward a market structure where public equities can move globally, trade more efficiently, and become more interoperable with the next generation of financial infrastructure."

A core part of the Currenc vision is expanding both the utility and accessibility of public equity once it is brought onchain. Tokenized shares can be used as collateral in lending protocols, integrated into automated liquidity environments such as AMMs, and incorporated into smart contract-based portfolio strategies. At the same time, onchain shares can support fractional ownership to six decimal places and enable 24/7 global market access across Asia, Europe, and the United States, making the asset potentially more flexible and broadly accessible to investors.

Currenc is a fintech company focused on cross-border payments, e-wallet infrastructure, and AI-powered enterprise tools for financial institutions. The company has also announced a proposed reverse merger with Animoca Brands, which would result in a Nasdaq-listed company with exposure across digital assets, gaming, AI, decentralized finance, and blockchain infrastructure. The Animoca Transaction remains subject to, among other things, the negotiation of definitive documents, applicable regulatory approvals, shareholder approvals, and satisfaction of customary closing conditions, and there can be no assurance that the Animoca Transaction will be completed on the anticipated terms or timeline, or at all. Additional information regarding the Animoca Transaction is available in the company's filings with the SEC.

To learn more about Currenc's tokenized ordinary shares and access onchain public markets through Stocks on Securitize, investors can visit securitize.io to explore the offering, review eligibility requirements, and begin onboarding to the platform.

About Securitize
Securitize, the world's leader in tokenizing real-world assets with $4B+ AUM (as of November 2025), is bringing the world onchain through tokenized funds in partnership with top-tier asset managers, such as Apollo, BlackRock, BNY, Hamilton Lane, KKR, VanEck and others.

In the U.S., Securitize operates through its affiliates, including SEC-registered broker-dealer Securitize Markets, LLC, SEC-registered transfer agent Securitize, Inc., and Securitize Markets ATS, LLC, operator of an SEC-regulated Alternative Trading System (ATS), as well as providing fund administration services. In Europe, Securitize operates through its affiliate Securitize Europe Brokerage and Markets, S.A., which is fully authorized as an Investment Firm and operates a Trading & Settlement System (TSS) under the EU DLT Pilot Regime, making Securitize the only company licensed to operate regulated digital-securities infrastructure across both the U.S. and EU. Securitize has also been recognized as a 2026 Forbes Top 50 Fintech company.

For more information, please visit:
Website | X/Twitter | LinkedIn

About Currenc Group Inc.
Currenc Group Inc. (Nasdaq: CURR) is a fintech pioneer dedicated to transforming global financial services through artificial intelligence (AI). The Company empowers financial institutions worldwide with comprehensive AI solutions, including SEAMLESS AI Call Centre and other AI-powered Agents designed to reduce costs, increase efficiency and boost customer satisfaction for banks, insurance, telecommunications companies, government agencies and other financial institutions. The Company's digital remittance platform also enables e-wallets, remittance companies, and corporations to provide real-time, 24/7 global payment services, advancing financial access across underserved communities.

Background Information on Securitize's Business Combination

On October 28, 2025, Securitize, Inc. ("Securitize") and Cantor Equity Partners II, Inc. (Nasdaq: CEPT) ("CEPT"), a special purpose acquisition company sponsored by an affiliate of Cantor Fitzgerald, announced that they entered into a definitive business combination agreement for a proposed business combination (the "Proposed Business Combination"). Upon closing of the Proposed Business Combination, the combined company, Securitize Holdings, Inc. ("Pubco"), is expected to become publicly listed on NYSE or Nasdaq under the ticker symbol "SECZ".

The Proposed Business Combination is expected to be completed in the first half of 2026, subject to regulatory approvals, approval by CEPT's shareholders, and other customary closing conditions. Additional information about the Proposed Business Combination, including a copy of the business combination agreement, is available in the Current Report on Form 8-K filed by CEPT, and in the registration statement on Form S-4 filed by Securitize and Pubco with the U.S. Securities and Exchange Commission (the "SEC") and available at www.sec.gov.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the U.S. federal securities laws, including statements regarding the proposed business combination involving Securitize, CEPT and Pubco, the anticipated listing of Pubco on NYSE or Nasdaq under the ticker symbol "SECZ," the expected timing and completion of the Proposed Business Combination, the anticipated benefits of the Proposed Business Combination, Securitize's growth strategy and expansion plans, market opportunity in tokenization and digital assets, regulatory developments, and future financial performance.

Forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "potential," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. These statements are based on management's current expectations and assumptions and are subject to risks and uncertainties.

Many factors could cause actual results to differ materially from those described in these forward-looking statements, including, but not limited to: the risk that the Proposed Business Combination may not be completed in a timely manner or at all; the failure to satisfy closing conditions, including CEPT shareholder approval; the level of redemptions by CEPT's public shareholders; the ability of Pubco to meet the requisite NYSE or Nasdaq listing standards; regulatory developments relating to digital assets and tokenization; market volatility; competition; and those risks factors described in the filings of Securitize, CEPT and/or Pubco with the SEC.

Forward-looking statements speak only as of the date they are made. None of Securitize, CEPT or Pubco undertakes any obligation to update or revise any forward-looking statements, except as required by law.

Important Information and Where to Find It

In connection with the Proposed Business Combination, Securitize and Pubco have filed a registration statement on Form S-4 (the "Registration Statement") with the SEC, which includes a preliminary prospectus with respect to the securities to be issued in connection with the Proposed Business Combination and a preliminary proxy statement with respect to the shareholder meeting of CEPT to vote on the Proposed Business Combination. After the Registration Statement has been declared effective, CEPT will mail a definitive proxy statement to its shareholders as of the record date established for voting on the Proposed Business Combination. CEPT shareholders and other interested persons are urged to read the Registration Statement, including the preliminary proxy statement/prospectus contained therein and any amendments thereto, and, when available, the definitive proxy statement/prospectus, along with other documents filed with the SEC by Securitize, CEPT and/or Pubco, because these documents contain important information about Securitize, CEPT, Pubco and the Proposed Business Combination. Copies of these documents may be obtained free of charge at the SEC's website at www.sec.gov.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS DOCUMENT, PASSED UPON THE MERITS OR FAIRNESS OF THE PROPOSED BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Securitize, CEPT, Pubco and their respective directors, executive officers and certain other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from CEPT's shareholders in connection with the Proposed Business Combination. Information regarding the names and interests of such persons is, or will be, contained in the filings of Securitize, CEPT and/or Pubco with the SEC, including the Registration Statement and the proxy statement/prospectus.

No Offer or Solicitation

This press release is for informational purposes only and does not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination, nor shall it constitute an offer to sell or a solicitation of an offer to buy any securities. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Securitize Media Contact:
Tom Murphy
Tom.murphy@securitize.io
+1 (973) 647-9421

Investor Relations
investor.relations@securitize.io

SOURCE Securitize

On April 8, 2026, Securitize posted the following on X:

On April 8, 2026, Securitize posted the following on LinkedIn:

***

About Securitize

Securitize is tokenizing the world with $4B+ AUM (as of Nov. 2025) through tokenized funds and equities in partnership with top-tier asset managers, such as Apollo, BlackRock, Hamilton Lane, KKR, VanEck and others. Securitize, through its subsidiaries, is a SEC-registered broker dealer, digital transfer agent, fund administrator and operator of a SEC-regulated Alternative Trading System (ATS). Securitize has also been recognized as a 2025 Forbes Top 50 Fintech company.

For more information, please visit:

Website | X/Twitter | LinkedIn

About Cantor Equity Partners II

Cantor Equity Partners II, Inc. (Nasdaq: CEPT) is a special purpose acquisition company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or other similar business combination with one or more businesses or entities. CEPT is led by Chairman and Chief Executive Officer Brandon Lutnick and sponsored by an affiliate of Cantor Fitzgerald.

About Cantor Fitzgerald, L.P.

Cantor Fitzgerald, with more than 14,000 employees, is a leading global financial services and real estate services holding company and a proven and resilient leader for more than 79 years. Its diverse group of global companies provides a wide range of products and services, including investment banking, asset and investment management, capital markets, prime services, research, digital assets, data, financial and commodities brokerage, trade execution, clearing, settlement, advisory, financial technology, custodial, commercial real estate advisory and servicing, and more.

Background Information on Securitize’s Business Combination

On October 28, 2025, Securitize, Inc. (“Securitize”) and Cantor Equity Partners II, Inc. (Nasdaq: CEPT) (“CEPT”), a special purpose acquisition company sponsored by an affiliate of Cantor Fitzgerald, announced that they entered into a definitive business combination agreement for a proposed business combination (the “Proposed Business Combination”). Upon closing of the Proposed Business Combination, the combined company, Securitize Holdings, Inc. (“Pubco”), is expected to become publicly listed on NYSE or Nasdaq under the ticker symbol “SECZ”.

The Proposed Business Combination is expected to be completed in the first half of 2026, subject to regulatory approvals, approval by CEPT’s shareholders, and other customary closing conditions. Additional information about the Proposed Business Combination, including a copy of the business combination agreement, is available in the Current Report on Form 8-K filed by CEPT, and in the registration statement on Form S-4 filed by Securitize and Pubco with the U.S. Securities and Exchange Commission (the “SEC”) and available at www.sec.gov.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws, including statements regarding the proposed business combination involving Securitize, CEPT and Pubco, the anticipated listing of Pubco on NYSE or Nasdaq under the ticker symbol “SECZ,” the expected timing and completion of the Proposed Business Combination, the anticipated benefits of the Proposed Business Combination, Securitize’s growth strategy and expansion plans, market opportunity in tokenization and digital assets, regulatory developments, and future financial performance.

Forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. These statements are based on management’s current expectations and assumptions and are subject to risks and uncertainties.

Many factors could cause actual results to differ materially from those described in these forward-looking statements, including, but not limited to: the risk that the Proposed Business Combination may not be completed in a timely manner or at all; the failure to satisfy closing conditions, including CEPT shareholder approval; the level of redemptions by CEPT’s public shareholders; the ability of Pubco to meet the requisite NYSE or Nasdaq listing standards; regulatory developments relating to digital assets and tokenization; market volatility; competition; and those risks factors described in the filings of Securitize, CEPT and/or Pubco with the SEC.

Forward-looking statements speak only as of the date they are made. None of Securitize, CEPT or Pubco undertakes any obligation to update or revise any forward-looking statements, except as required by law.

Important Information and Where to Find It

In connection with the Proposed Business Combination, Securitize and Pubco have filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which includes a preliminary prospectus with respect to the securities to be issued in connection with the Proposed Business Combination and a preliminary proxy statement with respect to the shareholder meeting of CEPT to vote on the Proposed Business Combination. After the Registration Statement has been declared effective, CEPT will mail a definitive proxy statement to its shareholders as of the record date established for voting on the Proposed Business Combination. CEPT shareholders and other interested persons are urged to read the Registration Statement, including the preliminary proxy statement/prospectus contained therein and any amendments thereto, and, when available, the definitive proxy statement/prospectus, along with other documents filed with the SEC by Securitize, CEPT and/or Pubco, because these documents contain important information about Securitize, CEPT, Pubco and the Proposed Business Combination. Copies of these documents may be obtained free of charge at the SEC’s website at www.sec.gov.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS DOCUMENT, PASSED UPON THE MERITS OR FAIRNESS OF THE PROPOSED BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Securitize, CEPT, Pubco and their respective directors, executive officers and certain other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from CEPT’s shareholders in connection with the Proposed Business Combination. Information regarding the names and interests of such persons is, or will be, contained in the filings of Securitize, CEPT and/or Pubco with the SEC, including the Registration Statement and the proxy statement/prospectus.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination, nor shall it constitute an offer to sell or a solicitation of an offer to buy any securities. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Investor Relations
investor.relations@securitize.io

Media Contacts

Tom Murphy
tom.murphy@securitize.io

Cantor Fitzgerald
media@cantor.com